LianDi Clean Technology Inc.
4th Floor Tower B. Wanliuxingui Building,
No. 28 Wanquanzhuang Road, Haidian District, Beijing, 100089 China

June 28, 2010

Pamela Long, Esq.
Division of Corporate Finance
Mail Stop 4631
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	LianDi Clean Technology Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on: May 24, 2010
File No.: 333-165755

Dear Ms. Long:

LianDi Clean Technology Inc. (“we” or the “Company”) is hereby submitting for filing via the EDGAR system a Pre-Effective Amendment No. 2 on Form S-1/A (“Amendment No. 2”) to the registration statement that was originally filed on Form S-1 on March 29, 2010 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed on May 24, 2010 (“Amendment No. 1”). We are also forwarding to you, via Federal Express, four courtesy copies of this letter and Amendment No. 2, in a clean and marked version to show changes from Amendment No. 1 to the Registration Statement.

Based upon the Staff’s review of Amendment No. 1 to the Registration Statement, the Securities and Exchange Commission (the “Commission”) issued a comment letter dated June 9, 2010 (the “Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Comment Letter.

General

1.	Please provide us with your analysis as to how you determined your smaller company reporting status. For guidance, please see Rule 405 of Regulation C.

Pursuant to Rule 405 of Regulation C, the term smaller reporting company means an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

1.  Had a public float of less than $75 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

2.  In the case of an initial registration statement under the Securities Act or Exchange Act for shares of its common equity, had a public float of less than $75 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non- affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

3.  In the case of an issuer whose public float as calculated under paragraph (1) or (2) of this definition was zero, had annual revenues of less than $50 million during the most recently completed fiscal year for which audited financial statements are available.

The aggregate market value of the Company’s shares of common stock held by non-affiliates on June 30, 2009, the last business day of its most recently completed second fiscal quarter, was $226,738.  Such amount was computed upon the basis of the closing price of the common stock on that date, which was $0.25.  The number of shares held by non-affiliates of the Company on June 30, 2009 was 906,950.  Accordingly, the Company’s public float was less than $75 million as calculated in accordance with Rule 405 of Regulation C.

We note that the Company changed its fiscal year end to March 31st as a result of the consummation of the share exchange transaction on February 26, 2010.  However, even assuming for these purposes that the last business day of the Company’s most recently completed second fiscal quarter should be deemed to be September 30, 2009, the analysis contained in the preceding paragraph remains unchanged as the number of shares held by non-affiliates of the Company on September 30, 2009 was also 906,950 and the closing price of the common stock on September 30, 2009 was also $0.25.

2.	Please be advised that if you seek effectiveness prior to providing updated annual audited financial statements, you should comply with each of the following in your next amendment:

▪	demonstrate and confirm to us that you meet each of the requirements of Rule 8-08(b) of Regulation S-X;

▪	provide a recent developments section that summarize and discusses the results of your recently completed quarter; and

▪	include historical financial statements and related disclosures for Remediation Services (since it is the “registrant”) for all periods required by Article 8 of Regulation S-X.

We have included updated annual audited financial statements for the fiscal year ended March 31, 2010 with Amendment No. 2. In accordance with the Staff’s request, we have reviewed the guidance of Regulation S-X and believe that our financial statements meet the requirements of Rule 8-08(b) and include all historical financial statements and disclosures required by Article 8.

3.
Please be advised that if you provide updated annual audited financial statements, you still need to determine if historical financial statements for Remediation Services are required by Rule 8-04 of Regulation S-X.

In accordance with the Staff’s request and based on our review of the requirements of Rule 8-04 of Regulation S-X, we have included our updated annual audited financial statements in Amendment No. 2 and have determined that historical financial statements of Remediation Services are not required.  As the share exchange and the private placement transactions occurred prior to the close of our fiscal 2010, our updated historical consolidated financial statements for fiscal 2010 have already fully reflected the share exchange transaction as a reorganization, accounted for as a reverse recapitalization.  Our updated historical consolidated financial statements for fiscal 2010 and 2009 reflected the business combination as required by Rule 8-04 of Regulation S-X.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 26

4.
Please further enhance your MD&A disclosures to indicate whether you have signed any contracts with ‘strategic’ customers during the periods presented.  Please discuss the extent of these customers and quantify and explain how they impacted or are expected to impact your gross margins.

We have revised the phrase “strategic customers,” which we do not consider appropriate, because our customers are all large and major petroleum and petrochemical companies in China. In addition, we have further enhanced our disclosure and discussion on the factors that impacted or are expected to impact our gross margins in the MD&A for our updated historical consolidated financial statements for fiscal year 2010 in Amendment No. 2.

Liquidity and Capital Resources, page 31

5.
We note your enhanced disclosures regarding account and note receivables on page 28 in response to comment 15 of our letter dated April 23, 2010. Please quantify and disclose days sales outstanding for each period presented and discuss the factors that caused changes between the periods. Also, please quantify and discuss any material receivables that are outstanding greater than 180 days as of March 31, 2009 and December 31, 2009.

In accordance with the Staff’s request, we have enhanced the disclosures in the “Liquidity and Capital Resources” section under the caption of “Net cash provided by (used in) operating activities” in the MD&A of Amendment No. 2 regarding the days of sales outstanding for each reporting period presented, the factors that caused changes between the periods and whether there were material receivables outstanding greater than 180 days as of the end of each reporting period for our updated historical consolidated financial statements for fiscal year 2010.

6.
We note your disclosures in response to comment 17 of our letter dated April 23, 2010. Please revise your disclosures to better explain why you are unable to provide any estimate of the amount of proceeds you intend to use to build and develop a new manufacturing facility. Please disclose and discuss the capacity and current utilization of your existing facilities and address your plans regarding the new facility. Also, since it appears to us that the shareholder loans are due on demand, please disclose how you intend to repay these loans and disclose if you have received any commitments from the shareholders not to demand repayment of the loans.

A substantial part of the proceeds from our private placement will be used to construct a new manufacturing facility for our state-of-the-art, totally enclosed delayed coking unheading units.  As part of this process, as disclosed in Amendment No. 2, we intend to purchase a 16.5-acre land parcel in the Tianjin Port Industry Area for approximately $5.9 million. We expect the purchase to close within the next 60 days. Upon the closing of the land purchase, a three-month site preparation project will begin as well as our design of the manufacturing facility.  This facility will be built in conjunction with several suppliers and partners.  We are currently entering discussions and negotiations with certain suppliers and partners concerning the design and construction of this new manufacturing facility.  Although we expect the costs associated with the design and construction of the facility to be material, management is still in discussions and negotiations with relevant parties, including several suppliers and partners. The final design and configuration of the facility is subject to significant variations depending on the final selection of suppliers and/or partners and our related contracts with them.  As such, until management finalizes our strategic agreements related to the design and construction of the facility, management is not in a position to provide a detailed breakdown of the costs to build and design the new manufacturing facility.

In accordance with the Staff’s request, we have enhanced our disclosure regarding the shareholder loans in our MD&A for our updated historical consolidated financial statements for fiscal year 2010 contained in Amendment No. 2.

Net Cash Provided by (used in) financing activities. page 33

7.
We note that you revised the disclosure and filed Exhibit 10.14 in response to comment 21 of our letter dated April 23, 2010. Please revise your disclosure to include a description of the material terms of the loan agreement with SJ Asia Pacific Limited, such as the actual annual interest rate (5%); the maturity date (June 30, 2010); and any late payment penalties.

In accordance with the Staff’s request, we have revised our disclosure of the loan agreement with SJ Asia Pacific Limited in our MD&A for our updated historical consolidated financial statements for fiscal year 2010 contained in Amendment No. 2.

Description of The Business, page 35

Our Competitive Strengths, page 41

8.
We note your revised disclosure in response to comment 22 of our letter dated April 23, 2010. We note that in this section of the filing you continue to make use of subjective language in describing your competitive strengths. For example, you describe your workforce as “Elite” (page 42), your products as “world-renowned” and the manufacturers with which you source your products from as “world-famous.” Please revise your language to provide a more objective standard of your business advantages.

In accordance with the Staff’s request, we have revised the disclosure accordingly.

Client Relationship Advantages, page 41

9.
We note your revised disclosures in response to comment 26 of our letter dated April 23, 2010. However, with respect to your client contracts, your disclosure does not include a brief narrative of the material terms of such contracts. For example, we note that the agreement with Petrochemical International Co. Ltd. (Exhibit 10.7) contains a penalty clause of up to 10% of the contract value (see Section 8). With respect to the contracts with your suppliers discussed on page 42, we note that your disclosure of the material terms of the Deltavalve contract does not indicate the minimum purchase goal requirement (see Appendix A to Exhibit 10.10). Please revise your disclosure accordingly, and consider adding appropriate risk factor disclosure regarding the noted penalty clause to the extent that such penalties may impose a material risk on your business. Please ensure that all material contracts are filed in definitive form (i.e., Form of Rotork Authorization letter (Exhibit 10.9) is still incomplete).

In accordance with the Staff’s request, we have provided a brief narrative of the material terms of our existing client contracts.  We did not however provide a narrative of the agreement with Petrochemical International Co. Ltd. as this agreement has already been performed (e.g., the  products were already delivered by us and fully paid for).  Accordingly, we have removed this exhibit from the exhibit list.  We have added a risk factor relating to the penalty clauses that are contained in our standard purchase contracts with our customers.  We have provided an updated Rotork Authorization letter and confirm that all material contracts have been filed in definitive form. Kindly note that we have also removed from the exhibit list the Cooper Cameron Valves Authorization Letter as this letter has expired.  We are in the process of obtaining an updated letter from Cooper Cameron Valves which we expect to receive shortly.

Plan of Distribution, page 78

10.
We note your response to comment 34 of our letter dated April 23, 2010. Unless Syndicated Capital, Inc., Brill Securities, Meyer Associates LP and SHP Securities received the shares that they are offering for resale as underwriter compensation, each of these broker-dealers must be identified in the filing as an underwriter. Please note that it is not sufficient to state that they may be underwriters. Please revise the registration statement accordingly.

Each of Syndicated Capital, Inc., Brill Securities, Meyer Associates LP and SHP Securities received the shares that they are offering for resale as compensation for acting as a sub-placement agent in connection with the Company’s private placement. We have revised the disclosure accordingly in the Selling Stockholders and Plan on Distribution sections of Amendment No. 2.

Consolidated Financial Statements
Note 3 - Restricted Cash, page F-18 and page F-42

11.
We note your response to comment 42 of our letter dated April 23, 2010; however, to the extent that the restricted cash is collateral for your credit facilities, it remains unclear to us why you believe presenting changes in restricted cash in investing cash flows is appropriate. Please clarity or revise.

In accordance with the Staff’s request, we have revised the consolidated statements of cash flows to reclassify the changes in restricted cash from investing to financing activities.

Note 6 – Prepaid Expenses and Other Current Assets, page F-18
Note 7 – Prepaid Expenses and Other Current Assets, page F-43

12.
We note your response to comment 43 of our letter dated April 23, 2010; however, please explain to us the specific facts and circumstances related to why you entered into this customer loan and tell if or how the loan related to sales to this customer. Also, please tell us where the cash payments and receipts related to this loan are presented in the statements of cash flows.

This customer had requested us to provide temporary loans to ease its working capital requirements following the tightening of bank credit in the wake of the financial crisis which occurred around early 2009. We had assessed the credibility of this customer and concluded that the risk of extending temporary loans to this customer was at a level acceptable to us. The loans to this customer were made with a view to maintaining the business relationship with this customer and did not arise from past sales.

As the loans to this customer did not arise from transactions and other events used to determine net income, the cash payments and receipts related to this loan were not included under operating activities in the statements of cash flows, in accordance with the guidance in ASC 230-10-20. In accordance with the guidance in ASC 230-10-20, which provides that investing activities include making and collecting loans, the cash payments and receipts related to this loan were included under investing activities in the statement of cash flows.

Note 9 – Intangible Assets, page F-19
Note 10 – Intangible Assets, page F-44

13.	Please clarify whether you paid for the software by March 31, 2010.

We had fully paid for the software copyright before March 31, 2010, as disclosed in Note 10 to the historical consolidated financial statements for fiscal year 2010 contained in Amendment No. 2.

14.
We note your disclosure in Note 9 that “[t]he agreement provides that the purchase price shall be based on the valuation of RMB40,800,000 (or $5,941,459) performed by a third-party appraisal firm.” As the third-party appraisal firm appears to be an expert for purposes of Rule 436 under the Securities Act of 1933, as amended, please identify the firm by name and file as an exhibit to the registration statement a written consent from such firm in which the firm consents to being named in the registration statement. Alternatively, you may simply omit the reference to the firm in Note 9.

We have revised the disclosures to remove the reference to the appraisal firm in Note 10 of the historical consolidated financial statements for fiscal year 2010 contained in Amendment No. 2.

Note 18 – Subsequent Events, page F-26
Note 19 – Subsequent Events, page F-50

15.	We note your responses to comments 47 and 48 of our letter dated April 23, 2010. Please revise your disclosures to address your accounting for these arrangements.

We have included our updated consolidated financial statements for the year ended March 31, 2010 in Amendment No. 2. Our updated consolidated financial statements for fiscal 2010 fully reflect the private placement transaction and Note 13 has fully disclosed our accounting for those arrangements.

Unaudited Pro Forma financial Statements, page F-52

16.
We note your response to comment 51 of our letter dated April 23, 2010; however, it is not clear to us why you have not included the impact of the private placement in the pro forma financial statements. Please advise or revise.

As the share exchange and the private placement occurred prior to the close of our fiscal 2010, our updated historical consolidated financial statements for fiscal 2010 have already fully reflected the share exchange as a reorganization, accounted for as a reverse recapitalization.  Our updated historical consolidated financial statements for fiscal 2010 have also fully reflected the impact of the private placement transaction. Therefore, no pro forma financial information is presented in accordance with the guidance provided by the SEC Staff in Topic 3 of the Financial Reporting Manual of the Division of Corporation Finance.

***

You may contact our legal counsel, Mitchell S. Nussbaum of Loeb & Loeb LLP, at (212) 407-4159, or David J. Levine of Loeb & Loeb LLP, at (212) 407-4923, if you have any questions.

Sincerely,

/s/ Jianzhong Zuo
Jianzhong Zuo,
Chief Executive Officer

cc:	Mitchell S. Nussbaum, Esq.